

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

January 29, 2018

Nicole A. Strain
Interim Chief Financial Officer
Kirkland's, Inc.
5310 Maryland Way
Brentwood, Tennessee 37027

>   **Re: Kirkland's, Inc.**
>   **Form 10-K for the Fiscal Year Ended January 28, 2017**
>   **Filed March 31, 2017**
>   **File No. 0-49885**

Dear Ms. Strain:

We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Form 10-K for the Fiscal Year Ended January 28, 2017

Financial Statements for the Fiscal Year Ended January 28, 2017

Consolidated Statements of Income, page 40

1. We note you present a subtotal for gross profit on the face of your income statement. Please tell us how your presentation complies with the guidance in SAB Topic 11:B and Rule 5-03 of Regulation S-X as your gross profit measure appears to present a figure for income before depreciation, or revise your presentation.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Robert Babula, Staff Accountant at (202) 551-3339, if you have questions regarding this comment on the financial statements and related matters. Please contact me at (202) 551-3737 with any other questions.

Sincerely,

/s/ Jennifer Thompson

Jennifer Thompson
Accounting Branch Chief
Office of Consumer Products